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                           April 26, 2024

       Ara Mahdessian
       Chief Executive Officer
       ServiceTitan, Inc.
       800 N. Brand Blvd
       Suite 100
       Glendale, CA 91203

                                                        Re: ServiceTitan, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 16,
2024
                                                            CIK No. 0001638826

       Dear Ara Mahdessian:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 27, 2024 letter.

       Draft Registration Statement on Form S-1 submitted April 16, 2024

       Principal Stockholders, page 149

   1. We note your response to prior comment 8 and reissue in part. Please revise your disclosure to identify
the natural persons who exercise the voting and/or dispositive powers with respect to
the securities owned by Battery Ventures, Bessemer Venture
                                                        Partners, and ICONIQ
Capital and clarify that no individual member exercises voting or dispositive control
over the company's shares.

              Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
       you have questions regarding comments on the financial statements and related matters. Please
 Ara Mahdessian
ServiceTitan, Inc.
April 26, 2024
Page 2

contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameAra Mahdessian
                                                        Division of Corporation
Finance
Comapany NameServiceTitan, Inc.
                                                        Office of Technology
April 26, 2024 Page 2
cc:       Phillip Stoup
FirstName LastName